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                                                                 Exhibit (a)(18)

           AMSTED Extends $35-Per-Share Cash Tender Offer for Varlen

CHICAGO, July 20, 1999 -- AMSTED Industries Incorporated, a leading manufacturer of products for the rail, truck and auto components industries, today announced that it has extended until Wednesday, August 4, 1999, at 12:00 midnight New York City time, the expiration date of its all-cash fully financed tender offer to purchase all the outstanding shares of Varlen Corporation (NASDAQ: VRLN) at $35 per share. The offer had been previously scheduled to expire on Wednesday, July 21, 1999, at 12:00 midnight New York City time.

     The tender offer is subject to certain conditions, including the removal of Varlen's rights plan and the waiver of Delaware anti-takeover provisions. The offer is also conditioned on the tender of a majority of Varlen's shares.

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     As of the close of business on Monday, July 19, 1999, 155,595 shares of
Varlen's common stock had been validly tendered and not withdrawn.

     Varlen Corporation, which is based in Naperville, Illinois, is a manufacturer of engineered transportation products for the rail, truck and auto component industries. It posted annual revenues last year of approximately $650 million.

     AMSTED Industries, which is based in Chicago, is a diversified manufacturer of products for the rail, construction and building and general industrial markets and, like Varlen, a leading manufacturer of products for the rail, truck and auto component industries. The Company, which has annual revenues of approximately $1.3 billion, manufactures its products in 30 plants worldwide and is one of the largest 100% employee-owned companies in the country.